Exhibit (c)(ix)
 1  Special Committee update  February 2025  Project Vista

PJT Partners

Bid Comparison

Casago vs. Davidson Kempner (“DK”)

DK offer letter (2/3/25):

“Our Offer is on terms substantially similar to those in the definitive agreement Vacasa entered into with Casago and its affiliates dated December 30, 2024 (the “Existing Agreement”), except for those terms and improvements set forth herein.”

Category		Existing Casago Agreement (“Existing Agreement”)	DK Proposal
Purchase Price		> $5.02 per share in cash, subjected to adjustment schedule: – ($0.10) reduction for every 500 units, down to an ultimate floor of 24,000 units – Starting purchase price adjustment threshold of 32,000 units as of March 31, 2025 – Thresholds to be reduced by 600 units for each additional month > Buyer may terminate Transaction (without payment of any fees or expenses) at unit count below 24,000, regardless of close date > Purchase price adjustment if minimum liquidity is not met	> $5.25 per share in cash, subjected to adjustment schedule: – ($0.10) reduction for every 750 units, down to an ultimate floor of 20,000 units – Starting point of 32,000 as of March 31, 2025 – Thresholds to be reduced by 600 units for each additional month > Buyer may terminate Transaction at unit count below 20,000, regardless of close date – DK’s advisors verbally confirmed inclusion of 20k unit count termination threshold > Includes purchase price adjustment if minimum liquidity is not met – DK verbally confirmed they would pay for Termination Fee
Proposed Transaction Structure	Equity Structure	> Silver Lake, Riverwood Capital, and Level Equity Management to roll over their equity participation > Committed financing from family offices, including TRT Holdings and Miramar Holdings, as well as Roofstock	> Assumes NewCo to purchase 100% of outstanding equity of Vista not already owned directly or indirectly by DK (i.e., no roll over by Silver Lake, Riverwood or Level Equity) > Expects DK entities to fund 100% of the new equity required
	Debt Structure	> Current Revolving Credit Facility led by J.P. Morgan and other revolving banks staying in place	> Prepared to enter into the amendment to the Company Credit Agreement on the same terms and conditions as those in the Existing Agreement with Casago
	Tax Receivable Agreement (“TRA”)	> TRA is cancelled and results in no further obligation of, or liability to, the Company	> Prepared to enter into the amendment to the TRA on the same terms and conditions as those in the Existing Agreement with Casago
Diligence Requirement		> Has completed all due diligence	> Indicated substantial completion of due diligence, with only one week required to complete remaining diligence and execute definitive documentation

CONFIDENTIAL

2

 Key Considerations for Casago Proposal  3  Casago may require increased certainty to close to increase their bid in front of the “Match Period” (as defined in the existing Merger Agreement as the three Business Day period after the Company notifies Casago of their intention to pursue another transaction)  Potential areas they could look for material improvements in the Merger Agreement could include:  Increase of the Termination Fee  Adjustment or removal of the Company’s ability to (1) engage with other proposals and (2) terminate the merger agreement to accept a Superior Proposal  Current Merger Agreement:  Termination Fee  “[If the Company] terminate[s] the Merger Agreement in order to enter into an Alternative Acquisition Agreement providing for a Superior Proposal, […] Vacasa will be required to pay a termination fee of $4,077,500 to Parent”  Company’s ability to engage with other proposals and terminate to accept a Superior Proposal  “The Merger Agreement also provides that, at any time prior to receipt of the Company Stockholder Approvals, the Board (acting on the recommendation of the Special Committee) or the Special Committee may effect a Change of Recommendation […] (or terminate the Merger Agreement) with respect to a bona fide written Acquisition Proposal that did not arise from a breach of the obligations in non-solicitation provisions in the Merger Agreement”  1  2  a  b  a  b

 Given the potential difference in timing to close between a DK and Casago transaction, there are a number of considerations that may be considered when evaluating the proposals:  Impact to valuation associated with Company performance, specifically unit count, and liquidity at closing  Deal certainty, including ability to finance the transaction and receive a TRA amendment  Ability to mitigate the potential risk associated with the discrepancy in transaction timing could include the following:  Freeze unit count / remove MAE termination: Ensure that DK’s proposal either meets the same timeline that is expected from Casago or significantly enhance their current proposal by freezing unit count adjustments or removing MAE termination rights upon a deal not being closed by a certain date  Liquidity purchase price adjustment: At a minimum, DK would need to adjust their minimum liquidity price adjustment to account for any termination fee paid and could also be asked to further lower or eliminate the threshold given the increased timing to close  Interim financing capability: Allow Vista to pull down incremental $20mm of convertible notes at the Company’s option (rather than DK’s option)  DK Proposal Considerations  4  1  2  a  b  a  b  c

 5  Source: Vista Management.  Note: Management unit forecast reflects 2/14/25 actual unit count with 12/20/24 net churn forecast applied to the second half of the month on a pro rated basis to reach Feb-25 ending unit count. Forecast net churn from 12/20/24 applied to Feb-25 ending unit count for following months.  Casago and DK Purchase Price Schedules

 6  Source: Vista Management.  Note: February revised forecast reflects 2/14/25 actual unit count with 12/20/24 net churn forecast applied to the second half of the month on a pro rated basis.  Net of audit impact.  February Unit Count UpdateActuals as of 2/14/25  February Revised Forecast Unit count  Unit count forecast  Casago / DK Implied Purchase Price:  12/20/24 Forecast(1)  12/20/24 Forecast Net Churn Beginning from Feb-25 Revised Forecast Ending Unit Count  Initial Purchase Price Reduction Threshold  February Revised forecast Ending Unit Count   (12/20 Forecast vs Actual)  Marketed Units that Benefit from Shared Churn Construct  $5.02 / $5.25  $5.02 / $5.25  $5.02 / $5.25  $5.02 / $5.25  32,000  31,400  30,800  30,200  February revised forecast ending unit count of 35,111 is calculated based on 2/14/25 actual ending unit count of 35,376, and adjusted unit count projections for rest of the month based on prior 12/20/24 forecast assumptions.  February revised forecast ending unit count is one unit higher than forecast as of 1/31/25 (35,110 units).

PJT Partners

Comparing Casago and DK Merger Consideration Adjustment Schedule (Churn)

Implied net churn based on 2/28/25 forecast ending unit count of 35,111.

Positive churn performance in February has improved implied churn cushion. Prior analysis based on 1/31/25 ending unit count of 35,642 had implied churn rates of 4.9% and 12.4% to reach Casago's April initial purchase price adjustment and termination threshold respectively, representing a <u>+1.5% and +4.9% improvement</u>.

Initial Purchase Price Adjustment

Purchase Price Adjustment to Reach $4.95

Termination Threshold

IMPLIED NET CHURN COMPARISON


17.3%
17.1%
Net Churn per Month to Reach Unit Count Termination Threshold
13.1%
Net Churn per Month to Reach the Unit Count Threshold that Implies $4.95 per Share under the DK Proposal (4.8% to Reach Initial Reduction and Incremental 2.4% for $4.95)
13.1%
11.9%
10.6%
10.6%
9.0%
6.4%
7.2%
2.4%
4.8%
5.9%
1.9%
4.0%
5.1%
1.5%
3.6%
4.8%
5.9%
1.9%
4.0%
5.1%
1.5%
3.6%
4.7%
1.4%
3.4%
Casago Vacation Rentals
DKCM
April
May (+1 Month)
June (+2 Month)
July (+3 Month)
May
June (+1 Month)
July (+2 Month)
August (+3 Month)

Source: Vista Management, Company Filings.
Note: Includes Shared Churn mechanism from the Merger Agreement with Casago. Net churn calculations based on projected February ending unit count of 35,111. February ending unit count reflects 2/14/25 actual unit count with 12/20/24 net churn forecast applied to the second half of the month on a pro rated basis.

CONFIDENTIAL

7

Source: Deloitte TRA NPV analysis.  Reflects ownership % of class A and B shares.  Based on Deloitte TRA NPV analysis at $5.00.  TRA Analysis  Not included in Sodali’s ownership analysis  8

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